Exhibit 4.26

                  CORDIANT COMMUNICATIONS GROUP




8 April 1998


Mr J M Tyrrell
Tree Tops
Aldworth Road
Upper Basildon
Nr. Reading
Berks. RG8 8NH


Dear Mr Tyrrell

Appointment to the Board of Directors of Cordiant Communications Group plc


On behalf of the Board, I have set out below the terms that we have agreed for your appointment as non-executive director of Cordiant Communications Group plc (the "Company").

1.   Appointment

     The Board is pleased to confirm your appointment as a non-executive director with effect from 1st May 1998. Subject to ratification by shareholders at the next Annual General Meeting of the Company and to the Company's Articles of Association, your appointment will be for an initial fixed period of three years from the 1st May 1998. The Board may, at its absolute discretion, renew your appointment for a further fixed period of three years (the "Renewal Period") from the expiry of the initial fixed period.

2.   Duties

     i) You will, of course, be subject to the normal legal duties and responsibilities of a director.

     ii) As an independent director, we expect you to bring objectivity to our discussions, and to help the Board provide the Company with sound leadership, as well as ensuring high standards of corporate governance and financial probity and the effectiveness of the management team.

     iii) You are expected to attend each meeting of the Board and of any Committees to which you are appointed, the Annual General Meeting and any Extraordinary General Meetings of the Company.



                       Cordiant Communications Group plc
    121-141 Westbourne Terrace, London W2 6JR, England, Tel: 0171 262 4343
                               Fax: 0171 262 4300
                       Registered Number 1320869 England

     iv) Appropriate office and secretarial facilities will be made available to you on seven days notice to the Company Secretary.

     v) You will also serve on both our Remuneration & Nominations Committee and Audit Committee. The Remuneration & Nominations Committee generally meets four to six times each year, whilst the Audit Committee meets at least twice a year, usually in March and August.

     vi) You are welcome to request further information about any part of the Group or to visit any of the Group's operations at any time.

     vii) During your appointment you will comply with the Company's Code of Conduct which incorporates the Stock Exchange Model Code of Securities Transactions by Directors of Public Companies.

3.   Powers

     A schedule of the authorities and powers specifically vested in the Board and its various Committees will be sent to you separately by the Company Secretary.

4.   Fees

     i) For your duties as a non-executive director, the Company will pay you an annual director's fee of (pound)20,000 (or such other fee as may be determined in accordance with the Company's Articles of Association) in equal quarterly instalments, in arrears, subject to deduction of tax and national insurance contributions.

     ii) The Company will pay you allowances in connection with your duties as a non-executive director in the amounts set out below (or such other amount (s) as may from time to time be determined by the Company in general meeting), in each case exclusive of Value Added Tax but subject to deduction of tax and National Insurance contributions (if applicable):

          a) (pound)600 for each meeting of the directors of the Company or any Committee thereof which you attend in person;

          b) (pound)500 for each meeting of the directors of the Company or any Committee thereof which you attend by telephone; and

          c) (pound)250 per calendar quarter for you acting as Chairman of any committee of the directors of the Company.

     iii) You will not be entitled to participate in any Company share, bonus or pension schemes or other benefit in kind arrangements of the Company. The Company does, however, currently maintain indemnity insurance for its directors, details of which are available from the Company Secretary.

5.   Expenses

     i) The Company will reimburse you in full for all reasonable out of pocket expenses which you may properly incur in the course of performing your duties as a non-executive director in accordance with the Company's normal procedures.

     ii) You may, with the approval of the Board, be reimbursed for your legal costs in seeking separate independent legal advice about your responsibilities as a director of the Company, should circumstances arise in which it becomes necessary for you to do so.

6.   Review

     The Board will review your contribution and effectiveness annually.

7.   Termination

     i) Your appointment will at all times be terminable by your resignation or your removal from office under the Articles of Association. If you wish to resign, you should give the Company one month's notice of your intention to do so to enable a replacement to be appointed and announcements to be made.

     ii)  Your appointment will terminate automatically upon:-

          a) the expiry of the initial fixed period, unless renewed, in which case the expiry of the Renewal Period;

          b) your vacating office under Article 104 of the Articles of Association; or

          c) your being removed from office as a director by any resolution duly proposed and passed by the members of the Company.

     iii) On termination of your appointment, for whatever reason, you will not be entitled to any compensation for loss of office.

8.   Disclosure of Interests

     I would be grateful if you could write to the Company Secretary as soon as possible to disclose your interests. You should set out in full those interests of both yourself and your family of which you and the Company will need to be aware in order to avoid any conflict of interests and in order to comply with the statutory requirements. If you have any questions regarding this disclosure, please speak to the Company Secretary. The Company Secretary will also arrange for you to sign a Form 288a on which the Registrar of Companies must be notified of your appointment. On that form you will also be required to list all other directorships of companies incorporated in Great Britain that you hold or have held within the last 5 years.

Please confirm your agreement to these terms by signing the enclosed copy letter and returning it to me. I look forward to seeing you at our next Board meeting.

Yours sincerely




/s/ [illegible]
-----------------------------
Chairman
For and on behalf of
Cordiant Communications Group plc



I agree to the terms and conditions set out above relating to my appointment as a non-executive director of the Company.



/s/ James Tyrrell                     14th April 1998
-------------------------             -------------------------
                                      Date

                          CORDIANT COMMUNICATIONS GROUP



12 March 2001

Mr J M Tyrrell
Tree Tops
Aldworth Road
Upper Basildon
Nr READING
RG8 8NH


Dear Mr Tyrrell,

Re-appointment to the Board of Directors of Cordiant Communications Group plc ("the Company")

Pursuant to the minutes of a meeting of the Directors on 6 March, I am pleased to confirm your re-appointment to the Board of Directors of the Company. Subject to the approval of shareholders at the AGM in June, your appointment will be for a further period of three years with effect from 1 May 2001.

All other terms of your appointment remain as per the appointment letter dated 8 April 1998.

Please confirm your agreement to the terms of your re-appointment by signing and returning the enclosed copy letter.

Kind regards.



Yours sincerely,
For and on behalf of Cordiant Communications Group plc


/s/ Denise Williams
-------------------
Denise Williams
Secretary




I agree to the terms and conditions set out above relating to my re-appointment as a non-executive director of the Company.



/s/ [illegible]
----------------------------






                       Cordiant Communications Group plc
    121-141 Westbourne Terrace, London W2 6JR, England, Tel: 020 7262 4343
                               Fax: 020 7706 4327
                       Registered Number 1320869 England